UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Vitamin Shoppe, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92849E101
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 143,203 1
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 214,803 1
EACH REPORTING	7	SOLE DISPOSITIVE POWER 143,203 1
PERSON WITH	8	SHARED DISPOSITIVE POWER 214,803 1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,006 1, 2
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1. Jeffrey Horowitz has sole voting and dispositive power over 143,203 shares of the Issuer’s Common Stock owned in his individual capacity.  Jeffrey Horowitz shares voting and dispositive power over 71,600 shares of the Issuer’s Common stock in his capacity as co-trustee to each of Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT, which each owns 35,800 shares.  Jeffrey Horowitz may be deemed to share voting and dispositive power over 143,203 shares of the Issuer’s Common Stock owned by his wife Helen Horowitz, and Jeffrey Horowitz disclaims beneficial ownership over these shares owned by Helen Horowitz.

2. The shares are subject to a Securityholders Agreement, dated October 27, 2009, as amended from time to time, pursuant to which the direct owners of the shares have agreed to vote shares of the Issuer to elect a board of directors of the Issuer that is comprised of persons designated by the securityholders who are affiliates of IPC/Vitamin, LLC. The Securityholders Agreement also provides for take-along and co-sale rights.

CUSIP No. 92849E101	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 143,203 1
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 214,803 1
EACH REPORTING	7	SOLE DISPOSITIVE POWER 143,203 1
PERSON WITH	8	SHARED DISPOSITIVE POWER 214,803 1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,006 1, 2
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1. Helen Horowitz has sole voting and dispositive power over 143,203 shares of the Issuer’s Common Stock owned in her individual capacity.  Helen Horowitz shares voting and dispositive power over 71,600 shares of the Issuer’s Common stock in her capacity as co-trustee to each of Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT, which each owns 35,800 shares.  Helen Horowitz may be deemed to share voting and dispositive power over 143,203 shares of the Issuer’s Common Stock owned by her husband Jeffrey Horowitz, and Helen Horowitz disclaims beneficial ownership over these shares owned by Jeffrey Horowitz.

2. The shares are subject to a Securityholders Agreement, dated October 27, 2009, as amended from time to time, pursuant to which the direct owners of the shares have agreed to vote shares of the Issuer to elect a board of directors of the Issuer that is comprised of persons designated by the securityholders who are affiliates of IPC/Vitamin, LLC. The Securityholders Agreement also provides for take-along and co-sale rights.

CUSIP No. 92849E101	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Horowitz April 1996 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5	SOLE VOTING POWER 35,800
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 35,800
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,800 1
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1. The shares are subject to a Securityholders Agreement, dated October 27, 2009, as amended from time to time, pursuant to which the direct owners of the shares have agreed to vote shares of the Issuer to elect a board of directors of the Issuer that is comprised of persons designated by the securityholders who are affiliates of IPC/Vitamin, LLC. The Securityholders Agreement also provides for take-along and co-sale rights.

CUSIP No. 92849E101	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Horowitz April 1996 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5	SOLE VOTING POWER 35,800
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 35,800
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,800 1
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1. The shares are subject to a Securityholders Agreement, dated October 27, 2009, as amended from time to time, pursuant to which the direct owners of the shares have agreed to vote shares of the Issuer to elect a board of directors of the Issuer that is comprised of persons designated by the securityholders who are affiliates of IPC/Vitamin, LLC. The Securityholders Agreement also provides for take-along and co-sale rights.

Item 1. (a)    Name of Issuer

Vitamin Shoppe, Inc. (the “Issuer”)

Item 1. (b)    Address of Issuer’s Principal Executive Offices

2101 91st Street
North Bergen, New Jersey 07047

Item 2. (a)    Name of Person Filing

This Schedule 13G is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”)*:

(i)	Jeffrey Horowitz;
(ii)	Helen Horowitz;
(iii)	Jeffrey Horowitz April 1996 GRAT; and
(iv)	Helen Horowitz April 1996 GRAT.

*Attached as Exhibit 99.1 is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2. (b)    Address of Principal Business Office or, if None, Residence

Each of the Reporting Persons has its principal business office at c/o Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004.

Item 2. (c)    Citizenship

Each of Jeffrey Horowitz and Helen Horowitz is a citizen of the United States.

Each of Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT is a trust formed pursuant to the laws of the State of New Jersey.

Item 2. (d)    Title of Class of Securities

This Statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2. (e)    CUSIP Number

92849E101

Item 3.             If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.             Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i)  Jeffrey Horowitz may be deemed to beneficially own 358,006 shares of Common Stock (subject to the Agreement (as defined below)) consisting of:  (i) 143,203 shares owned by Jeffrey Horowitz in his individual capacity, (ii) 71,600 shares owned by Jeffrey Horowitz in his capacity as co-trustee to each of Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT, and (iii) 143,203 shares owned by Helen Horowitz.  Jeffrey Horowitz disclaims beneficial ownership of the shares owned by Helen Horowitz.

(ii) Helen Horowitz may be deemed to beneficially own 358,006 shares of Common Stock (subject to the Agreement (as defined below)) consisting of: (i) 143,203 shares owned by Helen Horowitz in her individual capacity, (ii) 71,600 shares owned by Helen Horowitz in her capacity as co-trustee to each of Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT, and (iii) 143,203 shares owned by Jeffrey Horowitz. Helen Horowitz disclaims beneficial ownership of the shares owned by Jeffrey Horowitz.

(iii) Jeffrey Horowitz April 1996 GRAT beneficially owns 35,800 shares of Common Stock (subject to the Agreement (as defined below)).

(iv) Helen Horowitz April 1996 GRAT beneficially owns 35,800 shares of Common Stock (subject to the Agreement (as defined below)).

(b)	Percent of class:

Based upon 26,676,782 shares of Common Stock outstanding as of November 6, 2009, as reflected in the Issuer’s Form 10-Q for the quarterly period ended September 26, 2009:

(i) Jeffrey Horowitz may be deemed to beneficially own approximately 1.3% of the outstanding shares of Common Stock of the Issuer.

(ii) Helen Horowitz may be deemed to beneficially own approximately 1.3% of the outstanding shares of Common Stock of the Issuer

(iii) Jeffrey Horowitz April 1996 GRAT beneficially owns approximately 0.1% of the outstanding shares of Common Stock of the Issuer.

(iv) Helen Horowitz April 1996 GRAT beneficially owns approximately 0.1% of the outstanding shares of Common Stock of the Issuer.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the response to Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the response to Item 8 of the attached cover pages.

Jeffrey Horowitz, Helen Horowitz, Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT are parties to a Securityholders Agreement, dated October 27, 2009 (the “Agreement”), as amended from time to time, pursuant to which Jeffrey Horowitz, Helen Horowitz, Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT have agreed to vote shares of the Issuer to elect a board of directors of the Issuer that is comprised of persons designated by the securityholders who are affiliates of IPC/Vitamin, LLC, a Delaware limited liability company (“IPC”). In addition, such designated persons must comprise a majority of the directors on the board of directors of any of the subsidiaries of the Issuer and of any committee of the board of directors of the Issuer. The agreement also provides for take-along rights, which provide that if IPC elects to consummate, or to cause the Issuer to consummate, a transaction constituting a sale of the Issuer, the other securityholders must vote for, consent to, and raise no objections to the proposed transaction, and take all other actions necessary to cause the consummation of the sale on the terms proposed by IPC. In addition, the Agreement provides for co-sale rights. In addition, in the event of sales by IPC of shares of Common Stock, securityholders may under certain circumstances elect to participate in the contemplated transfer of shares by IPC. The other parties to the Agreement include (i) IPC; (ii) FdG Capital Partners LLC, a Delaware limited liability company; (iii) Blackstone Mezzanine Partners L.P., a Delaware limited partnership, (iv) Blackstone Mezzanine Holdings, L.P., a Delaware limited partnership, (v) JP Morgan Partners Global Investors, L.P., a Delaware limited partnership; (vi) JP Morgan Partners Global Investors A, L.P., a Delaware limited partnership; (vii) JP Morgan Partners Global Investors Cayman, L.P., a Cayman limited partnership; (viii) JP Morgan Partners Global Investors Cayman II, L.P., a Cayman limited partnership; (ix) JPMP Co-Invest (BHCA), L.P., a Delaware limited partnership; (x) Antares Capital Corporation, a Delaware corporation; (xi) Thomas Tolworthy; and (xii) Richard Markee. Approximately 16 million shares of Common Stock are currently subject to the Agreement.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed or who are otherwise party to the Agreement constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5.             Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.             Identification and Classification of Members of the Group

Not Applicable.

Item 9.             Notice of Dissolution of Group

Not Applicable.

Item 10.           Certification

Not Applicable.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2010

JEFFREY HOROWITZ

/s/ Jeffrey Horowitz
Jeffrey Horowitz

HELEN HOROWITZ

/s/ Helen Horowitz
Helen Horowitz

JEFFREY HOROWITZ APRIL 1996 GRAT

/s/ Jeffrey Horowitz
Jeffrey Horowitz
as Trustee

/s/ Helen Horowitz
Helen Horowitz
as Trustee

HELEN HOROWITZ APRIL 1996 GRAT

/s/ Jeffrey Horowitz
Jeffrey Horowitz
as Trustee

/s/ Helen Horowitz
Helen Horowitz
as Trustee